August 8, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler
Daniel Greenspan
Christina De Rosa
Christine Torney
Mary Mast

Re:	Otonomy, Inc.

Registration Statement on Form S-1 (File No. 333-197365)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between August 1, 2014 and the date hereof, approximately 3,167 copies of the Preliminary Prospectus dated August 1, 2014 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, August 12, 2014 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

J. P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Jason Forschler
Authorized Signatory

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
Authorized Signatory

[Signature Page to Acceleration Request of the Underwriters]